UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

DELTA AIR LINES, INC.
(Name of applicant)

P.O. Box 20706 Atlanta, Georgia 30320-6001 (404) 715-2600
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8.00% Senior Notes due 2015	$67,000,000[1]

Approximate date of proposed public offering: The Effective Date under the Joint Plan of Reorganization of the applicant and certain of its direct and indirect wholly-owned subsidiaries pursuant to chapter 11 of the Bankruptcy Code (which is presently expected to be on or about April 30, 2007), or as soon as reasonably practicable thereafter.

Name and address of agent for service:

Leslie P. Klemperer, Esq. Vice President—Deputy General Counsel Delta Air Lines, Inc. P.O. Box 20706 Atlanta, Georgia 30320-6001 (404) 715-2476

with copies to:
Juliet Cain, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until: (i) the 20th day after the filing of a further amendment that specifically states that it will supersede this application for qualification or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the applicant.

______________
1 Subject to change in accordance with the terms of the Settlement Agreement (defined below).

GENERAL

General Information.

The applicant, Delta Air Lines, Inc. (“Delta” or the “Company”), is a corporation organized and existing under the laws of the State of Delaware.

Securities Act exemption applicable.

On September 14, 2005 (the “Petition Date”), Delta and certain direct and indirect wholly-owned subsidiaries of Delta (together, the “Debtors”) filed voluntary petitions to reorganize their businesses under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The Bankruptcy Court is jointly administering these cases as “In re Delta Air Lines, Inc., et al., Case No. 05-17923”.

On December 19, 2006, the Debtors filed a Joint Plan of Reorganization with the Bankruptcy Court and filed amendments on January 18, 2007, February 2, 2007 and February 7, 2007 (including each such amendment, and as may be further amended from time to time, the “Plan”). The Effective Date under the Plan (the “Effective Date”) is currently expected to be on or about April 30, 2007.

On March 8, 2007, Delta, the Kenton County Airport Board (“KCAB”) and UMB Bank, National Association (“UMB”) entered into a Settlement Agreement (the “Settlement Agreement”). Under the Settlement Agreement, Delta agreed, among other things, that the Plan will provide for the distribution to the holders (the “1992 Bondholders”) of certain tax-exempt special facility revenue bonds issued by KCAB (the “1992 Bonds”) of approximately $67 million in aggregate principal amount of senior unsecured notes with a term not extending beyond 2015 and an 8.00% annual interest rate (the principal amount of the notes is subject to change prior to their issuance in accordance with the terms of the indenture). At Delta’s option, Delta may replace all or a portion of the principal amount of the securities with cash prior to their issuance.

The securities for distribution to the 1992 Bondholders will be issued under an indenture between Delta and UMB, as trustee, a form of which is attached as Exhibit T3C. A statement of eligibility on Form T-1 is attached as Exhibit 25-1. Under the Plan and the Settlement Agreement, the 1992 Bonds will be canceled and terminated on the Effective Date.

The Applicant believes that the issuance of the securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under a plan of reorganization, in each case (i) in exchange for a claim against, an interest in or a claim for an administrative expense in a case concerning the debtor or (ii) are issued principally in such exchange and partly for cash or property.

Delta believes that the issuance of the securities as contemplated by the Plan will satisfy the aforementioned requirements. The securities will be issued to the 1992 Bondholders pursuant to the Settlement Agreement and the Plan, which, among other things, settles each of the potential claims of the 1992 Bondholders in connection with the 1992 Bonds and certain related agreements and in consideration for the settlements and compromises contained in the Settlement Agreement.

AFFILIATIONS

Affiliates.

As of February 7, 2007, the affiliates of Delta and the percentages of voting securities owned by the immediate parent of each subsidiary are as follows:

Name of Entity	Percentage of Voting Securities Owned by Immediate Parent
Delta Air Lines, Inc.
Crown Rooms, Inc.	100%
DAL Aircraft Trading, Inc.	100%
DAL Global Services, LLC	100%
Delta Air Lines, Inc. and Pan American World Airways, Inc.—Unterstutzungskasse GmbH	100%
Delta Air Lines Dublin Limited	100%
Delta Air Lines Private Limited	51%
Delta Corporate Identity, Inc.	100%
Kappa Capital Management, Inc.	100%
Aero Assurance, Ltd. (1)	95%
ASA Holdings, Inc.	100%
Comair Holdings, LLC	100%
Comair, Inc.	100%
Comair Services, Inc.	100%
Delta AirElite Business Jets, Inc.	100%
Delta Connection Academy, Inc.	100%
DAL Moscow, Inc.	100%
A/O DATE	50%
New Sky, Ltd.	100%
Delta Loyalty Management Services, LLC	100%
Delta Technology, LLC	100%
Delta Benefits Management, Inc. (2)	90%
Delta Ventures III, LLC	100%
Epsilon Trading, LLC	100%
Song, LLC	100%

____________
(1)
Kappa Capital Management, Inc., the immediate parent, owns 12,900,000 shares of Class A Preferred Stock. The remaining voting power is held by Delta Air Lines, Inc., which owns 120,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock. All shares of voting stock have one vote per share. ACE American Insurance Company owns 4,500,000 Class B Preferred Stock, which does not have voting rights.

(2)	AON Group, Inc. owns the remaining shares, which have voting rights with respect to the election of one director.

Upon the Effective Date, the relationship among Delta and each of its affiliates is currently expected to be as follows:

Name of Entity	Percentage of Voting Securities Owned by Immediate Parent
Delta Air Lines, Inc.
Crown Rooms, Inc.	100%
DAL Global Services, LLC	100%
Delta Air Lines, Inc. and Pan American World Airways, Inc.—Unterstutzungskasse GmbH	100%
Delta Air Lines Dublin Limited	100%
Delta Air Lines Private Limited	51%
Kappa Capital Management, LLC	100%
Aero Assurance, Ltd. (1)	95%
ASA Holdings, Inc.	100%
Comair Holdings, LLC	100%
Comair, Inc.	100%
Comair Services, Inc.	100%
Delta AirElite Business Jets, Inc.	100%
Delta Connection Academy, Inc.	100%
DAL Moscow, Inc.	100%
A/O DATE	50%
New Sky, Ltd.	100%
Delta Loyalty Management Services, LLC	100%
Delta Technology, LLC	100%
Delta Benefits Management, Inc. (2)	90%
Epsilon Trading, LLC	100%

____________
(1)
After the Effective Date, it is expected that Kappa Capital Management, Inc., the immediate parent, will own 12,900,000 shares of Class A Preferred Stock, and the remaining voting power will be held by Delta Air Lines, Inc., which will own 120,000 shares of Class A Common Stock and 500,000 shares of Class B Common Stock. All shares of voting stock will have one vote per share. ACE American Insurance Company will own 4,500,000 Class B Preferred Stock, which does not have voting rights.

(2)	AON Group, Inc. will own the remaining shares, which will have voting rights with respect to the election of one director.

See “Management and Control—Directors and executive officers.” for directors and executive officers of Delta, some of whom may be deemed to be affiliates of Delta by virtue of their position.

MANAGEMENT AND CONTROL

Directors and executive officers.

The mailing address for each current and prospective director and executive officer is c/o Delta Air Lines, Inc., P.O. Box 20706, Atlanta, Georgia 30320-6001.

Current Directors and Executive Officers

The current directors of Delta are Edward H. Budd, Domenico De Sole, David R. Goode, Gerald Grinstein, Patricia L. Higgins, Arthur E. Johnson, Karl J. Krapek, Paula Rosput Reynolds, John F. Smith, Jr. and Kenneth B. Woodrow.

The following table sets forth the name and office of current executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act).

Name	Position
Gerald Grinstein	Chief Executive Officer and Director
James M. Whitehurst	Chief Operating Officer
Edward H. Bastian	Executive Vice President and Chief Financial Officer
Michael H. Campbell	Executive Vice President—Human Resources and Labor Relations
Glen W. Hauenstein	Executive Vice President—Network Planning and Revenue Management
Kenneth F. Khoury	Executive Vice President and General Counsel
Joseph C. Kolshak	Executive Vice President—Operations
Lee A. Macenczak	Executive Vice President—Sales and Customer Service

Directors and Executive Officers as of the Effective Date Under the Plan

On the Effective Date, the term of the members of the board of directors will expire and the board of directors will be replaced by a new board of directors. The classification and composition of the new board of directors will be consistent with an amended and restated certificate of incorporation and amended and restated bylaws. Delta will disclose, prior to the deadline for voting on the Plan, the identity and affiliations of the persons proposed to serve on the new board of directors. Each such director will serve from and after the Effective Date in accordance with applicable non-bankruptcy law and the terms of the amended and restated certificate of incorporation and the amended and restated bylaws.

Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, the executive officers of Delta immediately prior to the Effective Date will continue to serve in their current capacities as of the Effective Date. Each such officer will serve from and after the Effective Date in accordance with applicable non-bankruptcy law and the terms of the amended and restated bylaws.

Principal owners of voting securities.

Upon the Effective Date under the Plan, and on the basis of Delta’s knowledge of the present holdings of bankruptcy claims against Delta, it is expected that the Pension Benefit Guaranty Corporation, 1200 K Street, N.W., Washington, D.C. 20005 will own 10 percent or more of the voting securities of Delta.

UNDERWRITERS

Underwriters.

No person has, within three years prior to the date of this application, acted as an underwriter of securities of Delta that are outstanding as of the date of this application.

No person is acting, or is proposed to act, as principal underwriter of the securities proposed to be issued pursuant to the Indenture.

CAPITAL SECURITIES

Capitalization.

As of February 28, 2007, Delta had the following securities authorized and outstanding (all figures in dollars except for Common stock):

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.01 par value (number of shares)	900,000,000	197,335,938
Preferred Stock, $1.00 par value (number of shares)	20,000,000	0
7.7% Notes due December 15, 2005	500,000,000	121,975,000
7.9% Notes due December 15, 2009	499,340,000	499,340,000
9.75% Debentures due May 15, 2021	105,766,000	105,766,000
8.3% Notes due December 15, 2029	999,895,000	924,895,000
8.125% Notes due July 1, 2039	537,500,000	537,500,000
10.0% Senior Notes due August 15, 2008	247,772,000	247,772,000

8.0% Convertible Senior Notes due June 3, 2023	350,000,000	350,000,000
2 7/8% Convertible Senior Notes due February 18, 2024	325,000,000	325,000,000
10 1/8% Notes due 2010	84,665,000	84,665,000
10 3/8% Notes due 2011	68,725,000	68,725,000
10 3/8% Notes due 2022	54,329,000	54,329,000
8% Notes due 2007	135,202,000	135,202,000
9 ¼% Notes due 2022	63,548,000	63,548,000
9% Notes due 2016	102,455,000	102,455,000
Medium Term Notes, Series A due 2007	27,500,000	27,500,000
Medium Term Notes, Series B due 2005	5,000,000	5,000,000
Senior Secured Notes due 2012	195,833,334	189,035,167

Following the Effective Date, Delta currently expects to have the following securities authorized and outstanding (all figures in dollars except for Common and Preferred Stock):

Title of Class	Amount Authorized		Amount Outstanding
Common Stock, par value $0.0001 (number of shares)	1,500,000,000		400,000,000
Preferred Stock, par value $0.0001 (number of shares)	500,000,000		0
Senior Secured Notes due 2012	195,833,334		182,132,283
Senior Notes due 2021	225,000,000		225,000,000
Senior Notes due 2021	650,000,000		650,000,000
8.00% Senior Notes due 2015	67,000,000	]	67,000,000	]

Under the current capital structure, each share of common stock is entitled to one vote. Following the Effective Date, each share of common stock will be entitled to one vote.

INDENTURE SECURITIES

Analysis of indenture provisions.

The following is a general description of the indenture. The description is qualified by reference to the form of indenture filed as Exhibit T3C. Capitalized terms used in the following description and not otherwise defined herein will have the meanings given to those terms in the indenture. The terms of the indenture are subject to finalization pursuant to the terms of the Settlement Agreement between Delta, KCAB and UMB and this description, and the provisions of the current draft of the indenture, are without prejudice to the rights of either party as described in the Settlement Agreement.

Events of default.

An event of default is defined in the indenture as being:

(i) a default for 5 business days in payment of any installment of principal;

(ii) a default for 5 business days in payment of any installment of interest;

(iii) a failure to comply with or observe in any material respect any other covenant or warranty in respect of the securities contained in the indenture or the securities for 60 days after written notice to Delta by the trustee or to Delta and the trustee by holders of at least 25% in aggregate principal amount of the securities then outstanding;

(iv) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by Delta or any of Delta’s restricted subsidiaries or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Delta or any of Delta’s restricted subsidiaries, which default:

•
is caused by a failure to pay when due any principal on such indebtedness in an amount in excess of $75 million at the final stated maturity date of such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness in an amount in excess of $75 million prior to its express maturity, without such acceleration being rescinded or annulled,

and, in each case, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given written notice to Delta by the trustee or to Delta and the trustee by holders of at least 25% in aggregate principal amount of the securities then outstanding; or

(v) certain events involving Delta’s bankruptcy, insolvency or reorganization.

If an Event of Default occurs and is continuing, then and in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding securities may declare the principal of all the securities to be due and payable immediately, by a notice in writing to Delta (and to the trustee if given by holders of securities). Upon such declaration, such principal amount will become immediately due and payable, notwithstanding anything contained in the indenture or the securities to the contrary. At any time after such a declaration and prior to a judgment or decree for payment being obtained by the trustee, such declaration shall be deemed resolved and annulled if all events of default (other than non-payment of principal which has become due solely by the declaration of acceleration) have been cured or waived and Delta has deposited with the trustee a sum sufficient to pay all overdue interest (together with interest upon overdue interest at the rate borne by the securities, to the extent lawful), the principal and all sums paid or advanced by the trustee and the reasonable expenses of the trustee. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

Holders of the securities may not enforce the indenture or the securities except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Subject to the Trust Indenture Act and the rights of the trustee under the indenture, the trustee is not required to take notice of or be deemed to have notice of any default under the indenture (except payment defaults), unless the trustee receives specific written notice from Delta or holders of at least 10% in principal amount of outstanding securities. In the absence of such notice, the trustee may conclusively assume that no default exists. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to give each holder notice of any default under the indenture as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified under clause (iii) above, such notice shall be given promptly, but in no event more than 30 days after such default has become an event of default.

A holder of securities may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the securities;

•	the holders of at least 25% in aggregate principal amount of the securities then outstanding make a written request to the trustee to pursue the remedy in its own name as the trustee;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity;

•	during that 60-day period, the holders of a majority in principal amount of the securities then outstanding do not give the trustee a direction inconsistent with the request; and

•
the request of the holder to pursue remedies under the indenture will not disturb or prejudice the rights of any other holders, or obtain or seek to obtain priority or preference over any other holders or enforce any right under the indenture, except in the manner provided in the indenture and for the equal and ratable benefit of all the holders.

This provision does not, however, affect the right of a holder of securities to sue for enforcement of the payment of the principal or interest under the indenture.

The holders of no less than a majority in aggregate principal amount of the securities then outstanding may, on behalf of the holders of all the securities, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal or interest on the securities (other than the nonpayment of principal or interest on the securities that have become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of securities then outstanding.

“Restricted subsidiary” means any subsidiary (i) substantially all of the property of which is located, and substantially all of the operations of which are conducted, in the United States, and (ii) which owns a principal property, except a subsidiary which is primarily engaged in the business of a finance company.

“Principal property” means any aircraft, or any aircraft engine installed in any aircraft, that has 75 or more passenger seats, whether now owned or hereafter acquired by Delta or any restricted subsidiary.

Authentication and delivery of securities.

The securities will be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President or one of its Vice Presidents. The signature of any of these officers on the securities may be manual or facsimile. Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company will bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such securities or did not hold such offices at the date of such securities.

At any time and from time to time after the execution and delivery of the indenture, the Company may deliver securities executed by the Company to the trustee for authentication, together with a company order for the authentication and delivery of such securities; and the trustee in accordance with such company order will authenticate and deliver such securities as in the indenture provided and not otherwise.

Each security will be dated the date of its authentication.

No security will be entitled to any benefit under the indenture or be valid or obligatory for any purpose unless there appears on such security a certificate of authentication substantially in the form provided for in the indenture executed by the trustee by manual signature, and such certificate upon any security will be conclusive evidence, and the only evidence, that such security has been duly authenticated and delivered.

Use of proceeds.

There will be no proceeds from the issuance of the securities because the securities will be issued as part of an exchange, as provided in the Plan.

Release and substitution of property subject to the lien of the indenture.

The securities will be unsecured and, therefore, none of Delta’s property will be subject to a lien under the indenture.

Satisfaction and discharge.

The indenture will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of securities expressly provided for therein), and the trustee, on demand of and at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the indenture, when (a) either (i)  all securities theretofore authenticated and delivered (other than (A) securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the indenture and (B) securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Paying Agent and thereafter repaid to the Company or discharged from such trust, as provided in the indenture) have been delivered to the trustee for cancellation; or (ii) all such securities not theretofore delivered to the trustee for cancellation have become due and payable and the Company has deposited or caused to be deposited with the trustee as trust funds in trust for the purpose cash in an amount sufficient to pay and discharge the entire indebtedness on such securities not theretofore delivered to the trustee for cancellation, for principal and interest to the date of such deposit (in the case of securities which have become due and payable) or to applicable installment payment date, as the case may be; (b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (c) the Company has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the indenture have been complied with.

Notwithstanding the satisfaction and discharge of the indenture, the obligations of the Company to the trustee under the indenture, the obligations of the trustee to any authenticating agent and, if money will have been deposited with the trustee pursuant to the indenture, the obligations of the trustee with respect to such funds will survive.

Compliance with conditions and covenants.

The Company will deliver to the trustee, within 120 days after the end of each fiscal year of the Company ending after the date of the indenture, an officers’ certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company is in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Other obligors.

None.

Contents of application for qualification.

This application for qualification comprises pages numbered 1 to 10, consecutively, and the following exhibits:

Exhibit	Title
T3A	Delta’s Certificate of Incorporation (filed as Exhibit 3.1 to Delta’s Current Report on Form 8-K as filed on May 23, 2005).*
T3B	Delta’s By-Laws (Filed as Exhibit 3 to Delta’s Current Report on Form 8-K as filed on May 23, 2005).*
T3C	Form of indenture, to be dated as of the Effective Date, by and among Delta, as issuer, and UMB Bank, N.A., as trustee.
T3D	Not applicable.
T3E-1	Disclosure Statement for Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (filed as Exhibit 99.1 to Delta’s Current Report on Form 8-K filed on February 8, 2007).*
T3E-2	Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (filed as Exhibit 99.2 to Delta’s Current Report on Form 8-K filed on February 8, 2007).*
T3F	Cross-reference sheet showing the location in the indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.
25.1	Statement of Eligibility of Trustee on Form T-1.

____________
* Incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Delta Air Lines, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 8th day of March, 2007.

(Seal)

Delta Air Lines, Inc.

By:	/s/ Edward H. Bastian
Name: Edward H. Bastian Title: Executive Vice President and Chief Financial Officer

Attest:	By:	/s/ Leslie P. Klemperer
Name: Leslie P. Klemperer Title: Vice President and Secretary